

82 - 3729

03 APR -3 AM 7:21

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549


03022026

Office of International Corporate Finance
att.: Sandra Kinsey, Esq.

SUPPL

Bornheim, March 26th, 2003

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Ms. Sandra Kinsey,

For your information enclosed please find our Ad Hoc Announcement issued on March 25th, 2003, referring the revised Earnings Forcast for the Fiscal Year 2002/2003.

Furthermore I would like to ask if it's possible to get your fax number or e-mail address for further documents? Or is it necessary for you to get the original documents. I would be very grateful to get a reply (judith.wuertz@hornbach.com).

I look forward to hearing from you soon.

Kind regards,

pp Judith Würtz

Ad Hoc Announcement of HORNBACH-Baumarkt AG

HORNBACH-Baumarkt-AG

Revised Earnings Forecast for Fiscal Year 2002/03

Bornheim bei Landau, March 25, 2003
In the course of the preparation of its annual financial statements, HORNBACH-Baumarkt-AG (WKN 608440) has revised the earnings forecast issued in the previous quarter. Earnings before tax and extraordinary items (the flood in 2002) are now expected to be lower than had been predicted in the third-quarter report (November 30, 2002). In that report, the Board of Management had assumed that earnings before tax and extraordinary items for the 2002/03 fiscal year would be significantly lower than in the previous year. At the end of the third quarter, this key figure was almost 20% below the equivalent figure for the previous year. The company will provide more specific information as soon as reliable preliminary earnings figures for the 2002/03 fiscal year are available.

The Board of Management of HORNBACH-Baumarkt-AG expects the 2003/04 fiscal year to see an increase in consolidated earnings before tax and extraodinary items back to a level in excess of the equivalent figures for the 2001/02 fiscal year.